EXHIBIT 3.5

                REPLACEMENT OF SECTIONS 4.02, 4.06, 4.07 AND 5.01
                   OF BY-LAW NO. 1A OF OPTIMAL ROBOTICS CORP.


Sections 4.02, 4.06, 4.07 and 5.01 of By-Law No. 1A of Optimal Robotics Corp. are replaced by the following, respectively:

Section 4.02 QUALIFICATION. No person shall be qualified for election as a director if he is less than eighteen (18) years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder. Twenty-five percent (25%) of the directors shall be resident Canadians unless the Act permits otherwise.

Section 4.06 ACTION BY THE BOARD. The board shall manage, or supervise the management of, the business and affairs of the Corporation. Subject to sections
4.08 and 4.09, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the authorities, powers and discretions of the board so long as a quorum remains in office.

Section 4.07 CANADIAN MAJORITY. The board shall not transact business at a meeting, other than filling a vacancy in the board arising otherwise than by an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles, unless twenty-five percent of the directors present are resident Canadians, except where

      (a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communication facilities the business transacted at the meeting; and

      (b) twenty-five percent of resident Canadians would have been present had that director been present at the meeting.

Section 5.01 COMMITTEE OF DIRECTORS. The board may appoint a committee or committee of directors, however designated, and delegate to such committee or committees any of the powers of the board except those which, under the Act, a committee of directors has no authority to exercise.


ENACTED ON MAY 2, 2002.

CONFIRMED ON JUNE 20, 2002.


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